CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3

Under the Securities Exchange Act of 1934

Year Ended December 31, 2015

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.